06011510

Deutsche Lufthansa Aktiengesellschaft
D-50664 Köln

Ihre Zeichen / Your Ref.	Unsere Zeichen / Datum / Our Ref. / Date	Telefon / Telefax / Telephone / Telefax
	CGN IR, nr 10 February 2006	

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S.A.

SUPPL

PROCESSING

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Deutsche Lufthansa Aktiengesellschaft
Investor Relations

Ulrike Schlosser

PROCESSED
MAR 10 2006
THOMSON
FINANCIAL

Enclosures

3/9

Gesellschaftsrechtliche Angaben,
Anschrift und weitere Informationen
auf der Rückseite.
For corporate details, address
and further information please turn over.

ISSUER	FILE NO.
Deutsche Lufthansa AG	82- 4691

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

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Sherman & Sterling
599 Lexington Ave.
Newy York, NY 10022-6069

Monthly Report 01/2006

▶ **Investor Info**

▶ **Traffic Figures**

Investor Info

Change in capacity utilisation in January 2006 compared with previous year


75
70
65
60
%
2006
2005
PassengerLF
CargoLF
GroupLF

Passenger numbers continue to rise

In January the Lufthansa Group airlines reported a 3.1. per cent rise in passenger numbers year-on-year to 3.6 million. Capacity was increased by 2.6 per cent, while sales grew by 0.8 per cent. At 72.0 per cent, the passenger load factor was 1.3 percentage points lower than the high level achieved in January 2005. The biggest increase in capacity – 7.1 per cent in Europe – was due to new connections to eastern Europe and the BetterFly offers from Hamburg and Düsseldorf. Passenger numbers in this traffic region rose by 4.2 per cent, sales by 5.8 per cent. The passenger load factor was 59.1 per cent, just 0.7 percentage points below the year-earlier figure. Last month, capacity was transferred to Asia/Pacific, bringing the total capacity increase there to 6.8 per cent. Asia/Pacific, where sales rose by 5.4 per cent, achieved a passenger load factor of 77.8 per cent, marginally below the prior-year level (-1.0 percentage point). In the Americas, sales declined by 2.5 per cent, demand by 5.0 per cent. While the premium segment kept pace with the previous year, the drop in demand was most evident in the leisure travel segment. Capacity utilisation was 77.9 per cent (-2.0 pp). In the Middle East/ Africa region, LH's decision to deploy smaller aircraft boosted the load factor by 0.8 percentage points to 72.6 per cent.

At Lufthansa Cargo the trend evidenced in previous months continued. In January, the company transported 123,000 tonnes of freight and mail, 3.1 per cent less than a year earlier. However, the cargo load factor increased by 1.3 percentage points to 64.9 per cent. Optimisation of the cargo network and the expiry of the cooperation agreement with US Airways reduced available capacity by 5.1 per cent, while sales remained about 3.2 per cent below the prior-year level.

The Group's airlines (passenger and cargo) reported a 0.9 per cent decline in demand, while capacity remained virtually stable (-0.1 per cent). The overall load factor consequently slipped by 0.5 percentage points to 68.6 per cent.

AirTrust now holds 100 per cent of SWISS shares

The squeeze-out procedure begun in August 2005 was successfully concluded in January. The SWISS public shareholders concerned received SFr 8.96 per share in compensation following approval by the Civil Court of Basle. Lufthansa and the Almea Foundation now hold 100 per cent of SWISS shares via AirTrust AG. On 27 January SWISS shares were delisted from the SWX Swiss Exchange.

Up to date

Investor Info February: 9 March 2006

Annual Report 2005: 23 March 2006

53rd Annual General Me 17 May 2006

Financial Calendar

Adhoc Release

At a glance

Downloads

Presentations, Financial as PDF-files

Shareholder Service

Information and services Shareholders. More...

Additional topics

SWISS

Information on integratio

50 Years Lufthansa

Additional informatio

Annual Report 2004

3rd Interim Report January-September 20(

Summary of 52nd Annu Meeting

Quotes

Share Development

Dividend

Group Companies

Please select...

Lufthansa expands long-haul programme
With the introduction of the 2006 summer timetable on 26 March, Lufthansa is expanding its long-haul capacity by 1.3 per cent. The biggest increase is on routes to Asia (+ 2.0 per cent), followed by the Middle East/Africa (+ 1.2 per cent) and North America (+ 0.4 per cent). Services on European routes will be increased by 4.6 per cent. This summer Lufthansa will also offer more intercontinental flights from its Munich hub.

Cargo raises fuel surcharge to 50 euro cents/kg
Lufthansa Cargo has again raised its fuel charge from 45 to 50 euro cents per kg of actual freight weight with effect from 20 February 2006. The latest move by Lufthansa's logistics arm is in line with the Fuel Price Index. For further information, please visit www.lufthansa-cargo.com.

The next Investor Info with the traffic figures for February 2006 will be published on 9 March 2006.
For more information about our news items please visit our website at www.lufthansa-financials.com.

Deutsche Lufthansa AG - Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 69 696-90997, Fax -90990
E-mail: investor.relations@dlh.de

9 February 2006

Traffic Figures

Lufthansa Passenger Business Group*	**January 2006**	**yoy %**	**cumulative 2006**	**yoy %**
Passengers in 1,000	3,639	+ 3.1	3,639	+ 3.1
Available seat-kilometres (mio)	11,129	+ 2.6	11,129	+ 2.6
Revenue pax-kilometres (mio)	8,009	+ 0.8	8,009	+ 0.8
Passenger load factor (per cent)	72.0	- 1.3P.	72.0	- 1.3P.
Number of Flights	48,030	+ 5.2	48,030	+ 5.2

* Deutsche Lufthansa AG + Lufthansa Regional

Lufthansa Cargo AG	**January 2006**	**yoy %**	**cumulative 2006**	**yoy %**
Cargo/mail in 1,000 tonnes	123	- 3.1	123	- 3.1
Available Cargo tonne-km (mio)	869	- 5.1	869	- 5.1
Revenue Cargo tonne-km (mio)	564	- 3.2	564	- 3.2
Cargo load-factor (%)	64.9	+ 1.3P.	64.9	+ 1.3P.
Number of Flights	1,823	- 23.2	1,823	- 23.2

Lufthansa Group	**January 2006**	**yoy %**	**cumulative 2006**	**yoy %**
Available tonne-kilometres (mio)	1,998	- 0.1	1,998	- 0.1
Revenue tonne-kilometres (mio)	1,371	- 0.9	1,371	- 0.9
Overall load factor (per cent)	68.6	- 0.5P.	68.6	- 0.5P.
Number of Flights	49,853	+ 3.8	49,853	+ 3.8

Europe (incl. Germany)	**January 2006**	**yoy %**	**cumulative 2006**	**yoy %**
Passengers in 1,000	2,752	+ 4.2	2,752	+ 4.2
Available seat-kilometers (mio)	3,209	+ 7.1	3,209	+ 7.1
Revenue pax-kilometers (mio)	1,898	+ 5.8	1,898	+ 5.8
Passenger load-factor (%)	59.1	- 0.7P.	59.1	- 0.7P.
Cargo/mail in 1,000 tonnes	51	- 3.9	51	- 3.9
Available Cargo tonne-km (mio)	89	- 10.9	89	- 10.9
Revenue Cargo tonne-km (mio)	37	- 4.1	37	- 4.1

Cargo load-factor (%)	42.1	+ 2.9P.	42.1	+ 2.9P.

America (North & South)	January 2006	yoy %	cumulative 2006	yoy %
Passengers in 1,000	396	- 4.3	396	- 4.3
Available seat-kilometers (mio)	3,710	- 2.5	3,710	- 2.5
Revenue pax-kilometers (mio)	2,891	- 5.0	2,891	- 5.0
Passenger load-factor (%)	77.9	- 2.0P.	77.9	- 2.0P.
Cargo/mail in 1,000 tonnes	31	- 5.8	31	- 5.8
Available Cargo tonne-km (mio)	297	- 8.9	297	- 8.9
Revenue Cargo tonne-km (mio)	208	- 5.0	208	- 5.0
Cargo load-factor (%)	69.8	+ 2.9P.	69.8	+ 2.9P.

Asia/Pacific	January 2006	yoy %	cumulative 2006	yoy %
Passengers in 1,000	322	+ 4.4	322	+ 4.4
Available seat-kilometers (mio)	3,162	+ 6.8	3,162	+ 6.8
Revenue pax-kilometers (mio)	2,460	+ 5.4	2,460	+ 5.4
Passenger load-factor (%)	77.8	- 1.0P.	77.8	- 1.0P.
Cargo/mail in 1,000 tonnes	32	+ 0.2	32	+ 0.2
Available Cargo tonne-km (mio)	400	- 3.1	400	- 3.1
Revenue Cargo tonne-km (mio)	273	- 2.3	273	- 2.3
Cargo load-factor (%)	68.2	+ 0.5P.	68.2	+ 0.5P.

Middle East & Africa	January 2006	yoy %	cumulative 2006	yoy %
Passengers in 1,000	166	- 0.5	166	- 0.5
Available seat-kilometers (mio)	1,026	- 3.8	1,026	- 3.8
Revenue pax-kilometers (mio)	745	- 2.8	745	- 2.8
Passenger load-factor (%)	72.6	+ 0.8P.	72.6	+ 0.8P.
Cargo/mail in 1,000 tonnes	9	- 0.3	9	- 0.3
Available Cargo tonne-km (mio)	82	+ 8.3	82	+ 8.3
Revenue Cargo tonne-km (mio)	46	+ 1.1	46	+ 1.1
Cargo load-factor (%)	55.4	- 4.0P.	55.4	- 4.0P.

Deutsche Lufthansa AG - Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 69 696-90997, Fax -90990
E-Mail: investor.relations@dlh.de

9 February 2006

top

News/Up to date Adhoc Release

Adhoc Release pursuant to § 15 of the securities trading act



Frankfurt, 19 January 2006

Lufthansa anticipates an operating profit of about 550 million euros for 2005

According to its initial earnings projection, the Lufthansa Group expects to post an operating result of about 550 million euros for the 2005 financial year. Earlier, it had forecast that its operating result would be significantly above 400 million euros. The increase is due to the good performance of the Passenger Business segment at the end of last year.

Further information on the Annual Financial Statements and the complete 2005 Annual Report will be posted on our website at Internet at http://www.lufthansa-financials.de on 23 March 2006.

Deutsche Lufthansa AG
Investor Relations
60546 Frankfurt
Ulrike Schlosser, tel. +49 69 696 - 90997, fax +49 69 696 - 90990,
E-Mail: investor.relations@dlh.de

19 January 2006

▷ **Back to overview**

Up to date

- Investor Info February: 9 March 2006
- Annual Report 2005: 23 March 2006
- 53rd Annual General Me 17 May 2006
- Financial Calendar

Adhoc Release

- At a glance

Downloads

- Presentations, Financial as PDF-files

Shareholder Service

Information and services Shareholders. More...

Additional topics

- SWISS Information on integratio
- 50 Years Lufthansa

Additional informatio

- Annual Report 2004
- 3rd Interim Report January-September 200
- Summary of 52nd Annual General Me
- Quotes

Group Companies

Please select...

20 January 2006

Lufthansa

Squeeze-out procedure successfully concluded

Delisting of SWISS shares foreseen for January 27

The squeeze-out procedure begun in August 2005 has been brought to a successful conclusion. Through Air Trust AG, Lufthansa and the Almea Foundation now hold 100 per cent of the shares of Swiss International Air Lines Ltd. The delisting of the SWISS shares from the SWX Swiss Stock Exchange is set to take place January 27. The final day of trading will be January 26.

The Basel-Stadt Civil Court has formally approved the submission by AirTrust AG to declare invalid any SWISS shares.

The concerned public shareholders of SWISS receive the same compensation for the SWISS shares they held as that received by those shareholders who offered their SWISS shares for sale to AirTrust AG during the public purchase offer period. Shareholders who keep their SWISS shares in bank safe-custody accounts will automatically have the compensation amount of CHF 8.96 per share credited to their accounts.

Lufthansa currently holds 49% of AirTrust AG; the remaining 51% is held by the Almea Foundation, whose object is to retain this holding until Lufthansa can acquire a controlling interest in SWISS. Once negotiations to secure traffic rights have been concluded and the relevant agreements are in place, Lufthansa will acquire 100 per cent of SWISS (end of 2006 at the earliest). Once the shares held by Almea can be transferred to Lufthansa ownership, the foundation, having served its purpose, will be dissolved.

Frankfurt/Zurich, January 20, 2006

For further information, please contact:

Deutsche Lufthansa AG
Corporate Communications
Phone +49 69 696 - 51014
Fax +49 69 696 —95428
http://presse.lufthansa.com
www.lufthansa.com

Swiss International Air Lines
Corporate Communications
Phone +41 848 773 773
Fax +41 44 564 2127
communications@swiss.com
www.swiss.com

▷ **Back to overview**

Up to date
Investor Info February:
9 March 2006
Annual Report 2005:
23 March 2006
53rd Annual General Me
17 May 2006
Financial Calendar

Adhoc Release
At a glance

Downloads
Presentations, Financial
as PDF-files

Shareholder Service
Information and services
Shareholders. More...

Additional topics
SWISS
Information on integratio
50 Years Lufthansa

Additional informatio
Annual Report 2004
3rd Interim Report
January-September 200
Summary of
52nd Annual General Me
Quotes

Group Companies
Please select...

3 February 2006

Lufthansa

Summer timetable 2006: better connections to Asia

187 destinations in 79 countries: timetable will be valid from 26 March to 28 October

Lufthansa is further extending its leading position as the strongest European airline in the growth market of Asia as of the summer timetable 2006. With three additional connections to Shanghai from Frankfurt and two additional flights to Hong Kong and four to Beijing from Munich, the number of non-stop services offered by the German carrier is growing to a total of 35 weekly flights to China. The Asia programme will be rounded off by the inclusion of four additional connections per week from Frankfurt to Hyderabad.

In addition, Lufthansa will in future be serving the Frankfurt-Doha route itself and offers three weekly services to the capital of Qatar. After around seven hours flying time, the modern Airbus A340 will land in the Emirate via Kuwait.

Lufthansa's position as network airline strengthened
187 destinations in 79 countries: that is what Lufthansa is offering its passengers with its summer timetable 2006. That means 13,026 weekly flights. Overall Lufthansa will thus register a moderate increase in its capacities of 1.3 percent compared with the summer timetable 2005. In long-haul traffic, capacity to and from Asia will increase by two percent, in the Africa/Middle East region the increase will be 1.2 percent. The capacity for North America will be stable and will increase by 0.4 percent. As a result, the total seats offered by Lufthansa in the intercontinental traffic will remain at the previous year's level. The offer in European and German traffic will grow by 4.6 percent.

More intercontinental flights from Munich
From its Munich hub, Lufthansa is increasing its offer of flights, in particular on the Asian routes and, as a result, significantly improving the quality it offers its passengers. In addition to the existing destinations, Delhi, Hong Kong, Montreal, Beijing and Teheran will now also be served daily in summer. The number of Lufthansa long-haul flights offered from Munich will thus increase by ten percent compared with the summer timetable 2005.
From Frankfurt there will be two flights a day to Boston, Washington, Chicago and Los Angeles on the summer timetable, Portland will have one daily flight and passengers to New York have the choice between four daily departures.
Business travellers and nature-lovers on their way to Canada will now have the possibility of flying from Frankfurt to Vancouver seven times a week.

Strong in continental traffic: attractive destinations during the summer travel season
In inner-European air traffic, the Lufthansa timetable offers variety with several attractive sunshine destinations which will be served during the summer travel season. There will be two flights a week from Munich to Cagliari and Olbia in Sardinia. Oporto and Rimini will attract passengers twice a week. Passengers from Frankfurt will also have more choice with additional flights Prague, Paris, Nice and Venice; there will also be weekly flights from Munich to Bordeaux, Genoa (as of 2nd May), Poznan, Trieste and Toulouse.
Since 9 January, Lufthansa customers have already enjoyed 60 weekly new connections on the routes from Düsseldorf to Barcelona, Birmingham, London, Milan, Manchester, Lyon, Rome and Stockholm. Nice, Madrid and Venice are new additions to the Lufthansa timetable.
The offer of flights from Stuttgart will also be extended. Passengers now have even more flexible possibilities non-stop to Bilbao, Paris and London.

Holiday services to Sylt
Lufthansa offers fans of German seaside resorts a special service. The slogan used by Lufthansa in the twenties "Fliegt in den Bäder" (Fly to the Seaside Resorts) will be revived: the airline will now offer a service to Westerland on Sylt twice a week, not only from Hamburg but also from Frankfurt, Munich and Düsseldorf.

Deutsche Lufthansa AG,
Media Relations
Thomas Jachnow

Up to date
- Investor Info February: 9 March 2006
- Annual Report 2005: 23 March 2006
- 53rd Annual General Me 17 May 2006
- Financial Calendar

Adhoc Release
- At a glance

Downloads
- Presentations, Financial as PDF-files

Shareholder Service
Information and services Shareholders. More...

Additional topics
- SWISS Information on integratio
- 50 Years Lufthansa

Additional informatio
- Annual Report 2004
- 3rd Interim Report January-September 200
- Summary of 52nd Annual General Me
- Quotes

Group Companies
Please select...

6 February 2006

Lufthansa

Lufthansa Cargo raises fuel surcharge to 0.50 Euro/kg

Fuel Price Index exceeds threshold marks

Lufthansa Cargo is raising its fuel surcharge, effective 20 February 2006, from 0.45 to 0.50 euro per kilo of actual freight weight.

The increase, ensuing from the rise in fuel prices, is governed by a methodology based on Lufthansa Cargo's Fuel Price Index. The index reflects the average price of aviation fuel in the world's five key spot markets. Once the index exceeds a specific benchmark for two consecutive weeks, the logistics services provider in the Lufthansa Group adjusts the fuel surcharge accordingly upwards.

Further details and updates on the Fuel Price Index are available on the website: www.lufthansa-cargo.com / Info Center / Fuel Price Index. The methodology and transparency of the Fuel Price Index has become a major indicator in the airfreight business, enabling customers to understand how adjustments to the surcharge are calculated.

Lufthansa Cargo AG
Corporate Communications
Tel. +49 69-696-91123
Fax +49 69-696-91185
nils.haupt@dlh.de
www.lufthansa-cargo.com

Frankfurt, 6 February 2006

▷ **Back to overview**

Up to date
Investor Info February:
9 March 2006
Annual Report 2005:
23 March 2006
53rd Annual General Me
17 May 2006
Financial Calendar

Adhoc Release
At a glance

Downloads
Presentations, Financial
as PDF-files

Shareholder Service
Information and services
Shareholders. More...

Additional topics
SWISS
Information on integratio
50 Years Lufthansa

Additional informatio
Annual Report 2004
3rd Interim Report
January-September 200
Summary of
52nd Annual General Me
Quotes

Group Companies
Please select...

Lufthansa Investor Day 2 February 2006 in Frankfurt



Lufthansa invited investors and analysts to Frankfurt to provide information on the strategy and activities of Lufthansa's passenger business. Here you will find all presentations of our Investor Day on 2 February.


Lufthansa Investor Day
2 February 2006
in Frankfurt

The presentations are provided here:

- **„Strategic Overview and Targets 2006"**
  Presentation by Dr. Karl-Ludwig Kley
  Member of the Executive Board and CFO Deutsche Lufthansa AG
  - pdf file
- **„Lufthansa Passenger Airlines Strategy"**
  Presentation by Thierry Antinori
  Executive Vice President Marketing & Sales, Lufthansa Passenger Airlines
  - pdf file
- **„European Operations / Non-Hub Services"**
  Presentation by Dr. Christoph Klingenberg
  Senior Vice President Non-Hub Services Lufthansa Passenger Airlines
  - pdf file
- **„Alliances and Subsidiaries"**
  Presentation by Jörg Hennemann
  Vice President Alliances and Subsidiaries
  - pdf file
- **„SWISS Integration"**
  Presentation by Jens Bischof
  Vice President Integration Swiss International
  - pdf file

Back to Overview

top

Up to date

- Investor Info February: 9 March 2006
- Annual Report 2005: 23 March 2006
- 53rd Annual General Me 17 May 2006
- Financial Calendar

Adhoc Release

- At a glance

Downloads

- Presentations, Financial as PDF-files

Shareholder Service

Information and services Shareholders. More...

Additional topics

- SWISS
  Information on integratio
- 50 Years Lufthansa

Additional informatio

- Annual Report 2004
- 3rd Interim Report January-September 200
- Summary of 52nd Annu Meeting
- News
- Adhoc-Releases
- Glossary
- Boards
- Articles of Association

Group Companies

Please select...

Lufthansa

LUFTHANSA

3rd Investor Day
Strategic Overview and Targets for 2006

Dr Karl-Ludwig Kley
Chief Financial Officer
Member of the Board

2 February 2006

Strategic Outlook:
Lufthansa - Europe's leading network carrier


LSG Sky Chefs
Lufthansa Systems
Thomas Cook

Strengthening the core business - Passenger Airlines

- Enlarge market access by strong partnerships
- Offer a full range of products
- Enhance Quality and Innovations
- Control supply chain

Enlarge market access by strong partnerships


Blue1
SAS
MAERSK AIR
bmi
CIMBER AIR
LOT
CIRRUS
LUXAIR
Austrian
SWISS
ADRIA
CROATIA AIRLINES
TAP PORTUGAL
Spanair
Air One
AirDolomiti
Contact Air
eurowings
CityLine
Augsburg Airways
Regional Partners

Example SWISS

§ Adding Switzerland including Zurich enhances Lufthansa's European feeder system

§ Boost revenues through high share of premium passengers

§ Advanced connectivity

Full range provider to adress customer needs


Demand
Services
No-Frills
Charter
Economy
Business
"no flex" – "full flex"
EBJ
First
Exec. Serv.
Germanwings
Condor
Lufthansa German Airlines
Lufthansa Regional
Swiss International Airlines
NetJets
Price

Quality and Innovations for our customers



First Class Terminal
Ramp Direct Services
Lufthansa
HON Circle
HON Circle
InterCont Innovation
New Business Class
FlyNet
Internet on board
Lufthansa Private Jet
Biometric
boarding card

Infrastructure system weaknesses demand change

Strengthening of the core passenger business

Focussed Aviation Group



Catering
IT Services
EW
Hub FRA MUC
LX
ATC
EN
Logistics
MRO
Leisure travel

Active shaping of infrastructure added-value chain
§ Munich Terminal 2
§ First Class Terminal Frankfurt
§ Fraport stake
§ *System partnership DFS air traffic control*

Implement Hub-Management as a result of market-driven responsibility

- Local markets require local managements
- As organisational consequence local Hub-Managements is implemented
- Hub Managers are responsible for
  - Attractiveness and quality
  - Costs and productivity
  - Infrastructure and suppliers



Hub FRA
Hub MUC
Decentral
Station
Station
Station
Ground Product and Processes
Ground Product and Processes
Ground Product and Processes
Commercial Airport Relations
Commercial Airport Relations
Commercial Airport Relations
Hub-Development
Hub-Development
Non-Hub Development

Deliverables 2005

We promised...	...we delivered
Focus on Passenger Airlines	Acquisition of SWISS, quality improvements and innovations
Moderate capacity growth	For full year in ASK Longhaul: 2.8% , Shorthaul: 1.6%
780 m€ cost cutting – second phase of action plan	Details 23rd March 2006
Break even PBT of Thomas Cook	Details 6th March 2006
Break even operating result of LSG Sky Chefs	Details 23rd March 2006
Continue portfolio management	Sold Amadeus, Loyalty Partner, LPS, Hygiene Institute
Control supply chain for Passenger Business	Stake in Fraport

Deliverables 2006

- Continued focus on profitability of Passenger Airlines
  - Maximise profitability at Frankfurt Hub
  - Grow Munich Hub
  - Continue supply chain control program
  - Continous implementation of European Non-Hub Concept
  - Develop fleet modernisation program
  - Moderate capacity growth
  - Strengthen position in China and India
  - Reach synergy targets of SWISS integration plan
- Reach cost cutting target of 1.2 bn€
- Resolve LSG SkyChefs US-Issues

Outlook 2006: Fleet order and delivery

Longhaul:

- Delivery of seven A340-600s until March 2007, simultaneously phase out of three A340-300 interim-leases
- Four A380s for Summer Schedule 2008

Shorthaul:

- No changes planned in 2006, but asset free growth with new seat configuration

Regional:

- Delivery of twelve CRJ 900s to replace nineteen CRJ-200s in 2006

Outlook 2006: Capacity Growth

Capacity growth Su 2006 vs. Su 2005 comparison

Region	ASK	Yield*
Longhaul:	0 %	
-America:	-1.5%	
-Asia:	+2.0%	
-ME/Africa:	+1.2%	
Shorthaul:	+ 4.6%	
Total	+1.3%	

Better aircraft utilisation through productivity improvements and new seats in European operations.

*preliminary forcast for first quarter 2006

Outlook 2006: status wage negotiations

- Collective agreements for Cabin staff in place until 31 Dec. 2008
- Collective wage agreement for Ground staff in place until 31 Dec. 2006
  - Structural issues
- Collective wage agreement for Pilots in place until 31 March 2006

Outlook 2006: Cost Cutting

2004/2005 Target: 780 m€	2006 Target: 420 m€	=	1.2 bn€ sustainable cost reduction



285 m €
139%
External Providers 205 m €
Production framework/ processes 170 m €
205 m €
89%
Internal providers 230 m €
Staff 175 m €
103 m €
59%
115 m €
68%

Status: 30th September 2005

Outlook 2006: Fuel



$/to
700.00
600.00
500.00
400.00
300.00
200.00
100.00
0.00
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
Fuelprice without hedging
Fuelprice with hedging

Actual high level of fuel price would lead to a fuel bill of 3.5 bn€ in 2006



+38%
+39%
+40%
1.3 bn€
1.8 bn€
2.5 bn€
3.5 bn€
2003
2004
Forecast 2005
Forecast 2006

CapEx and Cash flow 2005e – 2008e



in bn €
2,5
2
1,5
1
0,5
0
1.0
0.1
0.8
0.6
0.2
0.7
0.6
0.2
0.4
0.5
0.1
0.7
2005e
2006e
2007e
2008e
CapEx IntercontAC
CapEx otherAC
otherCapEx
Cash flow

Status: Projection as of December 2005

Outlook 2006: Funding & Liquidity

- 2006 is characterised by significant (but planned) repayments:
  - 699 m € Convertible Bond
  - 126 m € Corporate Bond (LIF)
  - 250 m € Exchangeable Bond

  Total: 1,075 bn€
- Pension funding is scheduled with 565 m
- Liquidity will remain above 2 bn€

Disclaimer

This presentation is for informational purposes only, contains preliminary financial and other information about Lufthansa and is subject to updating, revision, amendment and completion. This presentation does not and is not intended to constitute or contain any offer of securities for sale or a solicitation of an offer to purchase any securities of Deutsche Lufthansa AG or any other company and neither this presentation nor anything contained herein shall form the basis of any contract or commitment.

Certain statements contained in this presentation may be statements of future expectations and other forward-looking statements or trend information that are based on management's current views and assumptions and involve known and unknown risks and uncertainties. In addition to statements which are forward-looking by reason of context, including without limitation, statements referring to risk limitations, operational profitability, financial strength, performance targets, profitable growth opportunities, and risk adequate pricing, as well as the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, or continue", "potential, future, or further", and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements. Lufthansa assumes no obligation to update any such statements or any other information contained herein.

3rd Investor Day
Passenger Airlines
Strategy

Thierry Antinori

EVP Marketing & Sales

2 February 2006

Lufthansa's aim is to expand its leading position in the airline business



Most attractive and most profitable European carrier with global service portfolio



At least retain market position and grow profitably



Remain the airline people trust, become an integrated trustworthy airline group

Success factors


Costbase
1
Network
2
Markets of the future
3
Product/ Full-service provider
4
Innovation
5
Fleet/Infrastructure/ Processes
6
Alliance / Airline Group
7
Quality
8
Brand
9
Staff
10
Customer

Distribution channel management


Commission
GDS
CC
Structure
CallCenter/ ATO/CTO
Lufthansa.com
Global
Indirect Offline
chains
E-Agents

Optimization of cost components per channel already ongoing

Focus of sales channel management 2006 - 2008

Distribution channel management

- Customer access
- Safeguards earnings
- Optimises yields (channel mix)
- Reduces distribution costs (channel shift)

→ Effective and Efficient Distribution Channel management

We are present in all relevant sales channels to meet customer needs.
We decrease our distribution cost by minimizing dependance on GDS and by optimizing the channel mix and pushing www.lufthansa.com

Vital usage of -www.lufthansa.com - since introduction of new pricing concept


300000
250000
200000
150000
100000
50000
0
Passengers/Coupons
Call Center
online 3rd party
www.lh.com
In May 2005 more than 18% of all LH tickets sold in Germany were purchased via the online channels, 12% on a global basis.
Jan 02
Apr 02
Jul 02
Oct 02
Jan 03
Apr 03
Jul 03
Oct 03
Jan 04
Apr 04
Jul 04
Oct 04
Jan 05
Apr 05
Jul 05
Oct 05
Dec 05

Step-by-step opening and development of potential markets



Lufthansa

Leading European network airline group

197 destinations worldwide (123 in Europe, 24 in the Americas, 20 in Africa, 30 in Asia/Pacific)

Member of Star Alliance connecting 802 destinations worldwide

As per summer schedule 2006

Full-range provider - products according to customer needs, quality in each segment


budget
premium
Lufthansa Private Jet
LH Business Jet (C)
Eco-nomy basic
Eco-nomy flexible
Busi-ness
EBJ
First Class
Exec. Serv.

Meeting customer requirements through product differentiation along the service chain

Segmentation
First Class – Business Class – Economy Class – Budget
HON Circle – SEN – FTL – Base

Preflight	Airport	Flight	Airport	Postflight
CallCenter Lufthansa.com Miles & More SMS Service Web Checkin [illegible]	CheckIn FastLane Selfboarding Biometrics Lounges WLAN	ici IFE Flynet Connoisseur ...	Transfer Serv. Arrival Service Lounges WLAN	Feedback Service Baggage Miles & More

Key innovation for our customers 2005 - 2008


First Class Terminal/
Lounge HON Circle
Lufthansa Private Jet
A380
New First Class
FlyNet
Internet on board
germanwings
New Seat
Continental Fleet
Biometric
Boarding Passes

Quality is a strategic factor

- We achieve differentiation through quality
- Quality ensures our customers' trust in the product
- The level of trust determines our positioning
- Our positioning influences our pricing

In our industry quality and profitability are interdependent!

Quality at Lufthansa: customer retention by efficient management of all ressources

Quality is a sum of efficiency plus effectiveness



Staff
Product/Brand
Customer
Design of processes and process management
Supplier and Infrastructure management

The brand


Leadership
Personal Commitment
Passion for
Credibility

Lufthansa: The Airline You Can Trust

Rising customer satisfaction and record passenger numbers substantiate our strategic direction

	Passengers	Records: Group airlines transport 51.3m passengers, higher seat load factor (75%, +1% on prior year) and operate more flights (~654,000, +1% on prior year)
	Product differentiation	First-Class customer satisfaction has risen further since introduction of new HON/First Class ground product (close to 90%), rising passenger numbers
	Processes	MUC and FRA are the most punctual hubs in Europe, despite increased frequencies; Punctuality 2005: FRA 77.9%, MUC 79.9%
	Customer satisfaction	The Customer Profile Index reaches all-time high of 7,211 points for full-year 2005

Disclaimer

This presentation is for informational purposes only, contains preliminary financial and other information about Lufthansa and is subject to updating, revision, amendment and completion. This presentation does not and is not intended to constitute or contain any offer of securities for sale or a solicitation of an offer to purchase any securities of Deutsche Lufthansa AG or any other company and neither this presentation nor anything contained herein shall form the basis of any contract or commitment.

Certain statements contained in this presentation may be statements of future expectations and other forward-looking statements or trend information that are based on managements' current views and assumptions and involve known and unknown risks and uncertainties. In addition to statements which are forward-looking by reason of context, including without limitation, statements referring to risk limitations, operational profitability, financial strength, performance targets, profitable growth opportunities, and risk adequate pricing, as well as the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, or continue", "potential, future, or further", and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements. Lufthansa assumes no obligation to update any such statements or any other information contained herein.

Lufthansa

LUFTHANSA

3rd Investor Day
European Operations
Non-Hub Services

Dr Christoph Klingenberg
SVP Non-Hub Services

2 February 2006

Overview

Future European Operations

Non-Hub Services

Lufthansa Regional

Shorthaul strategy

- Product differentiation (Onboard/Ground, Pre/Post Flight)
  - Business Class → Service, Flex, Space, Speed
  - Economy Class → Full Flex
  - Economy Class → Budget (clearly differentiated from no-frills)
- Segmentation Classic / No Frills
  - Separation into business models
- Regional Feed
  - Larger aircraft or
  - External processing or
  - Classic aircraft with a lower cost base (crew, airport, etc.)
- Fleet allocation in the Hubs
  - Simplifying aircraft rotations

Future European Operations

- Clear differentiation versus no-frills competitors
  - Better seating: 4 abreast C-Class, new seat
  - Better service in C-Class
  - Faster on the ground (fast-track la[illegible]ty products)
- Double digit unit cost savings
  - Minimum crew (first network c[illegible]ier in Europe)
  - 20% higher aircraft productivity
  - Higher personnel productivity
  - Lower procurement costs

Better seating comfort has stopped C-Class erosion

Ratio of domestic point-to-point C-Class pax


32%
27%
18%
18%
18%
Introduction 4 abreast seating in April 2004
2001
2002
2003
2004
2005

A new seat will increase legroom and simultaneously earning capacity

- Room to move:
  - More than 1 inch additional legroom
  - 4% more seats in the aircraft
- Flexible Business Class



Solution: the old seat was convertible from 6 abreast to 5 abreast. That cut 2 inches off legroom. The new seat is configured 4 abreast.

Service Adjustments sometimes neccessary

- Through market research we gradually established a level of service that is both compatible with crew capabilities and market needs
- The lesson learnt is: as a quality carrier you have to keep a clear distance to No Frills – otherwise you run the risk of diluting your brand

Lower cost through higher personnel productivity

- Minimum crew concept
- Higher monthly crew utilization
- Shorter planning lead time
- Streamlined crew base concept (closing smaller cabin crew bases in Bremen, Hanover, Nuremberg and Cologne)

Overall unit cost reduction of 18% - despite of rising fuel costs

Unit cost cts/ASK European Traffic*


100
81
85
82
-18%
2002
2005 (Fuel const.)
2005 (Fuel actl.)
2006 (plan)

*indexed to 100

Non-Hub Services: Example Hamburg

- 50% more seats in the direct markets ex Hamburg since 15 Oct 2005
- 6 new destinations – altogether 23 direct destinations
- New pricing concept (99€ return price for all flights, waiving of almost all conditions, high availability of low prices)
- Biggest-ever decentral marketing campaign
- Dedicated uniform fleet (B737 for classic routes, Canadair Regional Jet for regional routes)
- New maintenance concept with dedicated tailsigns and maintenance crew
- Higher utilization of crews based in Hamburg

New pricing concept stimulates demand

- For all flights ex Hamburg a new booking class is created
- E-Class is priced at 99€
- Two types of economy prices
  - Flex: Refundable, no rebooking charge
  - Basic: Non-refundable, €25 rebooking charge
- Almost all conditions eliminated
- Small price differentials, e.g. €5 on Hamburg - Rome


better
99,-
Mehr Europa. Rückflug
und Meilen inklusive.
Lufthansa

Non-Hub Services: Example Hamburg - Results

- More than 40% increase in passengers from Day One
- Increase from 15% to over 40% direct sales – mostly Internet
- Higher yields than projected
- Impressive punctuality and technical reliability
- Defensive competitor moves
  - easyJet: expansion plans for Hamburg on hold
  - Ryanair: no ramp-up of the base in Lubeck
  - Hapag Lloyd Express: withdrawal from flights ex Hamburg to Dublin, Edinburgh, Klagenfurt and Graz

The lessons learnt in Hamburg are being carried over to the other decentral stations

- Market stimulation through attractive pricing concept
- New routes developed in cross functional market development teams
- Intensive process optimization workshops with stations and service providers, esp. airports to identify cost savings
- Negotiations with unions on special deals for the decentral stations (staff for passenger ground service) during 2006

The second expansion: Dusseldorf

- Capacity expansion Dusseldorf: 4 additional aircraft, 56 additional weekly flights, in total 40 direct destinations
- LH is the only carrier to make immediate use of Dusseldorf airport slot expansion
- Strong network to Eastern Europe: in 2004 new flights to Moscow, Kiev, Bucharest, Sofia, Belgrade
- 51 daily flights into Star hubs
- Well connected to long haul destinations: 13 daily flights to New York, one non-stop

LH Regional serves Europe in a five-partner team


OSL
STO
GOT
NCL
CPH
VNO
HAM
BER
POZ
KTW
KRK
ROV
CDG
FRA
MUC
VIE
BUD
ZAG
LYS
TLS
OPO
OLB
CAG

LH Regional: higher productivity and better operational performance through base concept


Hamburg: Carrier A
Hanover: Carrier B
Berlin: Carrier A
Dusseldorf: Carrier B
Cologne: Carrier A
Nuremberg: Carrier B
Frankfurt: Carrier A and D
Munich: Carriers A to C
Stuttgart: Carrier A and E

- Concentrating crew and technical resources
- Dedicated fleet for each base
- High productivity through ping-pong traffic
- High technical reliability through overnight stops at relevant base

Disclaimer

This presentation is for informational purposes only, contains preliminary financial and other information about Lufthansa and is subject to updating, revision, amendment and completion. This presentation does not and is not intended to constitute or contain any offer of securities for sale or a solicitation of an offer to purchase any securities of Deutsche Lufthansa AG or any other company and neither this presentation nor anything contained herein shall form the basis of any contract or commitment.

Certain statements contained in this presentation may be statements of future expectations and other forward-looking statements or trend information that are based on management's current views and assumptions and involve known and unknown risks and uncertainties. In addition to statements which are forward-looking by reason of context, including without limitation, statements referring to risk limitations, operational profitability, financial strength, performance targets, profitable growth opportunities, and risk adequate pricing, as well as the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, or continue", "potential, future, or further", and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements. Lufthansa assumes no obligation to update any such statements or any other information contained herein.

Lufthansa

LUFTHANSA

3rd Investor Day
Alliances and Subsidiaries

Jörg Hennemann
Vice President
Alliances & Subsidiaries

2 February 2006

Lufthansa has various growth options


Merger
Alliances
Growth options
for Lufthansa
Organically / Products

Strategically market access leads to alliances and mergers



Competition
of European airlines

Development of strategies

1	Independent airlines characterize competition within and from Europe	AF	LH	BA
2	Cooperative ventures and alliances are more advantageous than individual airlines on their own	SkyTeam	Star Alliance	oneworld
2 + 3	Consolidated consortia characterize competition	AF + KLM	LH + LX	BA (+ IB?)

Partnerships are an indispensable element of Lufthansa`s growth story



Members of Star Alliance
Bilateral Partners of Lufthansa
5
6
13
9
16 + 3
15
1997
2000
2006
STAR ALLIANCE
Star Alliance
Star Regional
Bilateral Partners of LH
incl. Lufthansa Regional

Maintaining growth while managing complexity has become the main competence of Star Alliance

Demand shifts
Hybrid travellers
Discontinuous loyalties
Power: Choices and transparency
Corporate policies / Booking behaviour

STAR ALLIANCE

Supply shifts
No-frills carriers
Online distribution
Beginning consolidation
Changing hub landscape
Expansion of alliances

Source: STAR – BVP Project/BCG

With the growth of Star Alliance sophistication has grown exponentially, we managed complexity

5 Partners in 1997


AIR CANADA
United Airlines
Lufthansa
SAS
Thai

16 Partners in 2005


AIR CANADA
AIR NEW ZEALAND
ANA
Asiana Airlines
Austrian
bmi
LOT POLISH AIRLINES
Lufthansa
Scandinavian Airlines
SINGAPORE AIRLINES
Spanair
TAP PORTUGAL
Thai
UNITED
US AIRWAYS
VARIG

Star Alliance encounters this challenge by a paradigm shift in strategy, focusing on value drivers

Contribute
to the long-term profitability
of Star Alliance members beyond individual
capabilities through initiatives that focus on ...

Customer Benefits	Innovation/Leadership	Synergies
Strengthen the value proposition to the customers	Foster innovation and set industry standards	Capitalize on economies of scale, alliance bargaining power and strengths of individual members

⇨ **Star Alliance concentrates on developing new standards right from the beginning**

Star Alliance initiatives are always defined within this strategic context

- **Move under one Roof / Co-location**
  to simplify travel processes at major alliance airports
- **Self-service check-in units**
  to allow check-in for any STAR Alliance Carrier
- **Interline electronic ticketing**
  to provide paperless tickets across the global network
- **Mileage upgrade awards**
  to offer unlimited access to and benefits from any FFP within the alliance
- **Corporate programme**
  to harmonize corporate programmes and processes among the alliance




VIENNA





United and Lufthansa are leading the "Common IT platform" initiative of Star Alliance, others are expected to follow

Today | **Vision**


JK
RG
UA
US
TG
Fare Quote
NZ
LH
NH
SK
Reservation
OS
OZ
LO
BD
SQ
AC
UNITED
Austrian
US AIRWAYS
Spanair
bmi
THAI
VARIG
AIR CANADA
ANA
Common IT-Platform

Amadeus Computer Reservation System (CRS)

Key Benefits

- All partners access same data, eliminating data duplication
- Dramatic reduction of complexity as no integration is necessary between partners
- Support of harmonized products and processes

Joint initiatives are facilitating shared savings - a few examples



Fuel Common procurement for aviation fuel services **Saving potential: > 11,6 million EUR***	**Telecom costs** Common procurement for wide area network bandwidth **Saving potential: 28,1 million EUR***
Star Connection Centers Common „Lost Baggage" Handling (WAS, CHI, SFO, LAX, FRA, MUC) **Savings: 9 million EUR p.a.**	**GDS costs** Market volume: around 1,7 billion EUR * **Target:** **Reduction 11€ down to 1€ per ticket***
Marketing Common campaigns and advertisements **Savings: up to 17 million EUR p.a.**	**„Move under one roof"** Sample figure for profitable project in Paris **Savings: 2,3 million EUR p.a.**

* currency exchange rate 1EUR = 1,21USD

Close cooperation with Air China and Shanghai Airlines may soon lead to joining of Star Alliance



- **Enhancement of long-standing successful cooperation with China`s flag carrier Air China**
  - Full codeshare between Germany and China
  - System-wide Frequent Flyer Partnership
  - Successful bilateral cooperation leading Air China membership of Star Alliance in 2006
- **Since 2004 Lufthansa has also cooperated with privately owned Shanghai Airlines**
  - Codeshare partnership
  - System-wide Frequent Flyer partnership
  - Successful bilateral cooperation leading to Shanghai Airlines membership of Star Alliance in 2006

Lufthansa is well positioned in India and cooperates with major players in the region



- **Long standing successful partnership with Air India**
  - Cooperation with India`s flag carrier Air India ensures access to long-haul traffic routes
  - Codeshare agreement and Frequent Flyer Partnership
- **Lufthansa is exploring partnership options for increasing transfer traffic in domestic India**
  - Extend partnership with Air India
  - Complementing partnership with privately owned Jet Airways which has by acquiring its competitor Air Sahara become the biggest airline in India

Alliances have become a standard in the airline industry - Lufthansa is well prepared for all future scenarios



no. of airlines
Environment Today
100%
75%
50%
25%
Alliances
95
97
99
01
03
05
Scenario „Alliances“
Scenario „50/50“
Scenario „M&A“
Alliances
M&A
?

Acquisitions are an option as long as certain prerequisites are fulfilled

1	**Access to new markets**	➩ Target is active in a **market that is strategically and commercially attractive** for Lufthansa ➩ Target is **key player** in its market ➩ For Lufthansa, **market access** is not possible by own activity or partnership
2	**Strategic and Cultural „Fit“**	➩ **Business model** of target fits into the strategic direction of Lufthansa ➩ No unbridgeable differences in **corporate cultures** ➩ Lufthansa gets rights of influence
3	**Business Case**	➩ **Investment is appropriate** with regard to economical benefit of acquisition ➩ Realistic **benefit on cost and revenue** front ➩ **Risks** are comprehensively identified and justified in the light of opportunities

The acquisition of SWISS is in line with this strategy

✓	Access to new markets	➩ Switzerland is one of the most attractive markets in Europe ➩ Market presence improved ➩ Access to additional premium customers
✓	Strategic and Cultural „Fit“	➩ SWISS is a well established premium airline with an excellent image ➩ Similar corporate cultures ➩ Lufthansa will receive significant influence rights once 100% of stock is owned
✓	Business Case	➩ Price is dependent on Swiss rehabilitation ➩ Considerable cost and revenue synergies ➩ Options to “rollback“ investment if e.g. traffic rights cannot be secured

Summary

- Lufthansa has various growth opportunities
- Especially in Europe partners are required to cope with market and competition structure
- Increasing volume and complexity of partner systems is requiring dedicated attention and tangible response
- But even so the expected growth in Europe, China or India is fundamental part of the way ahead
- In this scenario, potential for M&A is consequently monitored
- Fulfillment of strategic and economic prerequisites in order to facilitate a positive management decision for M&A

Disclaimer

This presentation is for informational purposes only, contains preliminary financial and other information about Lufthansa and is subject to updating, revision, amendment and completion. This presentation does not and is not intended to constitute or contain any offer of securities for sale or a solicitation of an offer to purchase any securities of Deutsche Lufthansa AG or any other company and neither this presentation nor anything contained herein shall form the basis of any contract or commitment.

Certain statements contained in this presentation may be statements of future expectations and other forward-looking statements or trend information that are based on management's current views and assumptions and involve known and unknown risks and uncertainties. In addition to statements which are forward-looking by reason of context, including without limitation, statements referring to risk limitations, operational profitability, financial strength, performance targets, profitable growth opportunities, and risk adequate pricing, as well as the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, or continue", "potential, future, or further", and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements. Lufthansa assumes no obligation to update any such statements or any other information contained herein.

Lufthansa

LUFTHANSA

3rd Investor Day
SWISS Integration –
LH/LX 2006 Takes Off

Jens Bischof
Senior Vice President
Integration SWISS
International Air Lines

2 February 2006

Lufthansa and SWISS – a partnership based on a viable strategic rationale

- Extended brand portfolio of Lufthansa Group with premium brand SWISS
- Additional destinations and improved connections
- Access to attractive Swiss market
- Strengthening of Lufthansa's European base
- Further development of Lufthansa multi-hub strategy
- Active engagement in industry consolidation
- Creation of additional customer benefits and realization of synergies

The integration program structure is based on three fundamental pillars


Steering by CEOs
Lufthansa/SWISS Integration Board
Overall view by program management
gration
ent
Realization by the responsible line functions
Network
Pricing/ Revenue
Distribution/ Sales
Star Alliance
Frequent Flyer Programs
IT
Airport/ Ground Services
...
...
Support Functions

Integration is carried out "step by step"

General Guidelines

Prime Objective	Individual Objectives	"Scenarios"	Pragmatism	Measures	Owners
Provide customers with a better product.	Avoid/control risk: disruption, under-achievement of current individual objectives.	Define "scenarios" from customer viewpoint. Use these as milestones for integration. Focus on actions/ decisions/projects necessary to make milestones happen.	"Step by step" approach rather than big bang planning. Think & act flexible and unbureaucratic.	Avoid measures that – while beneficial – (a) are not necessary for the current milestones, and (b) absorb key resources. Easy wins are o.k.	Realization is managed by those responsible (at high level) for areas concerned. Responsibility of line management

SWISS fits with Lufthansa's premium product philosophy



Managem
Cargo

Lufthansa and SWISS flights can be booked (since July) on-line with joint fare application



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Frankfurt (FRA) to Zurich (ZRH): Departing: Thu 2 Feb - Returning: Thu 2 Feb
Date Departure Arrival Flight
Thu 2 Feb 07:30 Frankfurt 08:25 Zurich LH3720
Thu 2 Feb 18:45 Zurich 19:50 Frankfurt LX1076
1 By clicking the link you will see the operating carrier.
Total Price of your Paper Ticket
Price Taxes Ticket Service Charge Passengers
607.00 + 87.71 + 18.00 x 1 Adult = EUR
Total Price for all passengers = EUR
Fare Conditions
swiss
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Offers & Bookings Information & Services Swiss TravelClub About SWISS
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Fares are not guaranteed until you receive a booking reference
LX 1070 SWISS Zurich Frankfurt 07:45 - 02 Feb 09:05 - 02 Feb Business
LX 3611 SWISS Frankfurt Zurich 18:25 - 02 Feb 19:20 - 02 Feb Business
http://booking.swiss.com
Operating Airline: DEUTSCHE LUFTHANSA AG
Flight number: LX 3611
Airplane type: Airbus Industrie A319
Passengers
Adults
Total
Fertig
Internet
Do you have a promotion code?

Jan 4th, 2006

Migration of "Swiss TravelClub" into "Miles&More" required consensual agreement on diverse business issues (extract)

Migration Process	Migrate min. 80% of active STC members as of April 1st, 2006 (max. 750,000 members) via two opt-in and (if necessary) 1 opt-out wave. Migration process started October 10th.
Program Structure	Program structure is Miles & More. Status match for tier levels incl. Swiss Circle.
Branding Principle	LX M&M co-branding in CH (Home market principle). Accentuation of "Swissness" in M&M media in CH + at LX customer contact points. LX M&M co-branded welcome package for migrating STC members. SWISS section (LX brand + content) in M&M marketing media worldwide.
Data Ownership	Customer data co-ownership and access for LX: all existing STC members + all existing/future M&M members in CH + all M&M members worldwide with defined number of LX segments flown.
Campaign Management	Extended flexibility for LX to operate direct marketing campaigns on base of mirrored data or web queries.
Customer Service	M&M customer service in CH is done by LX (on LX account), in rest of world by LH (on LH account).
Partner Management	Global airline- and travel partners (hotel, car rental) are managed by LH. Local Swiss marketing partners with offer in CH are managed by LX in close cooperation with MMI.

Integration affords even more benefits during 2006

- Reciprocal accrual & redemption of miles
- Lounge access & tier benefits for First Class, top status customers
- Combinability of fares
- Reciprocal booking on each other's website

- Joint corporate & agency contracts
- Data exchange on sales and traffic

- Further integration in Sales & Network

- Optimization of neighborhood traffic & implementation of codesharing
- Move under one roof in home markets
- Status benefits also for Silver & Business Class customers
- Introduction of full Interline E-ticketing functionality

- SWISS' Star Alliance membership
- Aiming for Antitrust Immunity with United Airlines / Air Canada[1]
- Introduction of SWISS Miles & More - full integration
- Move under one roof in strategic markets

Timeline: Jul 20 ☑ 2005 — Oct 30 ☑ — Jan 1 ☑ — Apr 1 2006 — YE

[1] Final clearance expected latest summer 2006

Scope of integration encompasses all of both groups



Passenger Airlines
▫ e.g. optimized network
Cargo
▫ e.g. reciprocal usage of freight capacity
Cargo
Finance
▫ e.g. re-financing of LX A340 fleet
Catering
▫ e.g. opportunities for scale effects
MRO
▫ e.g. maintenance of engines by LX
Procurement
▫ e.g. joint purchasing initiatives

Turnaround of SWISS is a fundamental prerequisite for integration

EBIT (before restructuring cost) in CHF m



+200
0
-200
-400
-600
-800
-1000
-122
Profit
2002
2003
2004
2005
...

„Target Turnaround" and „Foundation for Winning" cost cutting programs

Restructuring program of SWISS

Activities	Results
Network & Fleet ▯ Empowerment Hub ZRH ▯ Cost-covering platforms BSL and GVA ▯ Restructuring regional traffic **Sales Initiatives** ▯ Enforcement worldwide direct sales ▯ Sales with focus on Swiss home market and local customers **Product & Services** ▯ Modernization A320 fleet ▯ Introduction Business Jet ZRH - NYC ▯ New operational concept Hub ZRH ▯ Complimentary catering Economy Europe **Cost Cutting** ▯ Reduction of unit costs to competitive level ▯ Renegotiation of contracts with suppliers and labour unions	**Defence of market share at Hub ZRH**[1] **Cost Cutting** ▯ Significant cost savings as of 2007 **Adjustment of Fleet** ▯ Reduction and replacement of regional fleet **Staff** ▯ Significant reduction of FTE (overall results will also depend on ongoing GAV-negotiations)

Positive results 2006 as basis for growth

[1] SWISS already regained market share at Hub ZRH in 2005

Next steps

- Transaction completion (traffic rights negotiations, ATI USA etc.)
- Consistent implementation of Road Map and planned integration activities
- Ongoing update of synergy opportunities in light of actual data and initiated or feasible integration activities
- Integration aims to realize significant synergies


€m
2005
2006
2007
2008
30
15
(62)
72
32
40
(39)
156
86
70
165
79
Revenue synergies
Cost synergies
Integration costs

Status: March 2005

Disclaimer

This presentation is for informational purposes only, contains preliminary financial and other information about Lufthansa and is subject to updating, revision, amendment and completion. This presentation does not and is not intended to constitute or contain any offer of securities for sale or a solicitation of an offer to purchase any securities of Deutsche Lufthansa AG or any other company and neither this presentation nor anything contained herein shall form the basis of any contract or commitment.

Certain statements contained in this presentation may be statements of future expectations and other forward-looking statements or trend information that are based on management's current views and assumptions and involve known and unknown risks and uncertainties. In addition to statements which are forward-looking by reason of context, including without limitation, statements referring to risk limitations, operational profitability, financial strength, performance targets, profitable growth opportunities, and risk adequate pricing, as well as the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, or continue", "potential, future, or further", and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements. Lufthansa assumes no obligation to update any such statements or any other information contained herein.